Six CityPlace Drive, Creve Coeur, MO 63141 Phone 314-656-5300 www.smurfit.com

April 18, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Rock-Tenn Company

Registration Statement on Form S-4

Filed February 25, 2011

File No. 333-172432

Dear Mr. Reynolds:

Thank you for your comment letter dated April 15, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed by Rock-Tenn Company on February 25, 2011, as amended on March 31, 2011.  Set forth below are the responses of Smurfit-Stone Container Corporation (“Smurfit-Stone”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed February 15, 2011, as amended by our Annual Report on Form 10-K/A, which we filed with the Commission on March 29, 2011 (“Amendment No. 1”) (comments 18 and 19 of the Comment Letter).  The relevant comments from the Comment Letter are included below in bold.  Smurfit-Stone’s response follows each comment.  All other comments in the Comment Letter will be addressed in a separate response letter from Rock-Tenn Company.

18.  Please amend the Form 10-K to provide all of the signatures required by General Instruction D of Form 10-K.

Response:    We respectfully advise the Staff that Amendment No. 1 included the required signature and no additional signatures are needed. Pursuant to Rule 12b-15 of the Securities Exchange Act of 1934 and Compliance and Disclosure Interpretation (“CDI”) 133.02, a 10-K amendment only requires the signature of a duly authorized representative.

19.  In the amended Form 10-K please provide new Section 302 and 906 certifications.

Response:  We respectfully advise the Staff that the required Section 302 certifications were included as exhibits to Amendment No. 1. Because Amendment No. 1 did not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K, paragraphs 4 and 5 were omitted from such certifications, as permitted by CDI 161.01. As Amendment No. 1 did not include financial statements, Section 906 certifications were not required and therefore were not filed with Amendment No. 1.

* * * * * * *

Please do not hesitate to contact me at (314) 656-5361 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Craig A. Hunt
Craig A. Hunt
Chief Administrative Officer and General Counsel

cc:	Mr. James Lopez
Legal Branch Chief
Division of Corporation Finance